K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

VIA EDGAR TRANSMISSION

Pablo Man pablo.man@klgates.com July 25, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Floating-Rate 2022 Target Term Trust
Registration Statement on Form N-2 (333-216805; 811-23240)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Floating-Rate 2022 Target Term Trust (the “Trust”), is a pre-effective amendment to the Trust’s Registration Statement on Form N-2 (“Pre-Effective Amendment No. 2”).

This Pre-Effective Amendment No. 2 reflects, among other things, changes made in response to the Staff’s comments received by telephone on July 24, 2017 and certain additional nonmaterial edits. The Pre-Effective Amendment No. 2 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

In response to the Staff’s question received telephonically on July 24, 2017 regarding why, in the Summary of Trust Expenses, the Dividend Reinvestment Plan Fees are shown as “None” but the footnote reflects that an investor “will be charged a $5.00 service charge and pay brokerage charges if [they] direct the plan agent to sell [their] Common Shares held in a dividend reinvestment account,” the Trust supplementally notes that the service charge and brokerage fees are not expenses charged by the Trust but rather a contingent payment that the plan agent is authorized to deduct if an investor elects to have the plan agent sell part or all of his or her Common Shares and remit the proceeds.

Questions should be directed to the undersigned at (617) 951-9209.

Sincerely,

/s/ Pablo J. Man
Pablo J. Man